Contact

www.linkedin.com/in/jody-lavender-0038b430b (LinkedIn)

Jody Lavender

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Murrells Inlet, South Carolina, United States

Experience

CRC Metal Fabrication & Waterjet Cutting
Owner
September 2012 - Present (13 years 5 months)